SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                            SCHEDULE 13D
                          (Amendment No. 1)


                UNDER THE SECURITIES EXCHANGE ACT OF 1934*


                    FUTURE PETROLEUM CORPORATION
                          (Name of Issuer)

                 COMMON STOCK, PAR VALUE $.01 PER SHARE
                     (Title of Class of Securities)


                           390916  100
                          (CUSIP Number)

                            CARL PRICE
                     FUTURE PETROLEUM CORPORATION
               2351 WEST NORTHWEST HIGHWAY, SUITE 2130
                        DALLAS, TEXAS 75220
                          (214) 350-7602
          (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                          August 14, 1998
            (Date of event which requires filing
                      of this statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Sections
240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box.  ___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of the cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D

CUSIP No.:

     1     NAME OF REPORTING PERSON (entities only)

           B. CARL PRICE

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                 (a)    [X]
                                                 (b)    [ ]

     3     SEC USE ONLY


     4     SOURCE OF FUNDS

           Not Applicable

     5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)

     6     CITIZENSHIP OR PLACE OF ORGANIZATION

           Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

Number of     7     SOLE VOTING POWER         1,722,657
Shares Bene-        _____________________________________________
ficially      8     SHARED VOTING POWER       0
Owned by            _____________________________________________
Each Report-  9     SOLE DISPOSITIVE POWER    1,722,657
ing Person          _____________________________________________
With          10    SHARED DISPOSITIVE POWER  0
                    _____________________________________________

     11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
           PERSON

           1,722,657

     12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                    [ ]

     13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.0%

     14    TYPE OF REPORTING PERSON

           IN

Item 1.     Security and Issuer.

     The class of equity securities to which this statement relates is common stock, par value $.01 per share (the "Common Stock"), of Future Petroleum Corporation, a Utah corporation (the "Issuer" or "Future"), formerly known as Intermountain Exploration Company. The address of the principal executive offices of the Issuer is 2351 West Northwest Highway, Suite 2130, Dallas, Texas 75220.

     This Amendment No. 1 to the Schedule 13D previously filed by the Reporting Person (as defined) is filed hereby to reflect the consummation of the Merger described below and certain other transactions in connection therewith. This Amendment amends the
Schedule 13D, dated September 16, 1993, filed by B. Carl Price, reflecting his beneficial ownership of Intermountain Exploration Company.

Item 2.     Identity and Background.

    The following person ("Reporting Person") is filing this
Schedule 13D:

     The principal business address and office of B. Carl Price
("Reporting Person") is located at 2351 West Northwest Highway,
Suite 2130, Dallas, Texas, 75220. Mr. Price's principal occupation is President and Director of the Issuer.

     Merger Agreement; Debt Restructuring and Election of
Directors

     On August 14, 1998, Bargo Energy Resources, Ltd. ("Bargo LP"), a Texas limited partnership, SCL-CAL Company, a Texas corporation and wholly owned subsidiary of Bargo LP, Future and a wholly owned subsidiary of Future entered into an Agreement and Plan of Merger ("Merger Agreement") pursuant to which SCL-CAL Company was merged, effective as of August 14, 1998 (the "Merger"), with and into the Future subsidiary. Pursuant to the Merger, Bargo LP received 4,694,859 shares of Future Common Stock and a warrant (the "Warrant") to purchase 250,000 shares of Future Common Stock with an exercise price of $0.43 per share. The Warrant may be exercised at any time prior to August 14, 2003.
The assets of SCL-CAL Company were primarily working interests in oil and gas properties located in California.

     Simultaneously with the Merger, Future renewed and extended certain indebtedness owed to Energy Capital Investment Company PLC, an English company ("EnCap PLC"), and EnCap Equity 1994 Limited Partnership, a Texas limited partnership ("EnCap LP" and, together with EnCap PLC, the "EnCap Entities"). In connection with the renewal and extension, EnCap PLC and EnCap LP were issued 1,373,097 and 1,471,782 shares of Common Stock, respectively. Based on information provided to the Reporting Person by the EnCap Entities, the Reporting Person believe that EnCap PLC and EnCap LP beneficially owned 2,269,886 and 2,424,973 shares of Common Stock, respectively, following such acquisitions.

     In the Merger Agreement, Future agreed to cause the resignation of Mr. Robert Price and Mr. D. William Reynolds, Jr. as directors of the Company, to increase the size of the Board of Directors to seven persons and to appoint Messrs. Tim J. Goff, Thomas D. Barrow, D. Martin Phillips and Gary R. Petersen as directors of the Company. The effective date of such resignations and appointments was August 21, 1998.

     Shareholders' Agreement

     In connection with the Merger, Bargo LP, the EnCap Entities, the Reporting Person, Mr. Don Wm. Reynolds (the Reporting Person and Mr. Reynolds are referred to as the "Price Group") and Future entered into a Shareholders' Agreement. Based on information provided to the Reporting Person by the other parties to the Shareholders' Agreement, the following sets forth the number of shares of Common Stock beneficially owned by the parties to the Shareholders' Agreement.

                                                        Total Shares
                                                        Beneficially
                    Shares Outstanding                  Owned
                    ------------------   Derivative     ---------------
Name                Number       %       Securities     Number    %(2)
-----------------------------------------------------------------------
Bargo LP            4,694,859    34.3    250,000        4,944,859  35.5
EnCap PLC           2,269,886    16.6         --        2,269,886  16.6
EnCap LP            2,424,973    17.7         --        2,424,973  17.7
Mr. Price           1,089,149     8.0    633,508(1)     1,722,657  12.0
Mr. Reynolds          753,362     5.5         --          753,362   5.5
                   ----------    ----    ----------    ----------  ----
     Total         11,132,229    81.2    837,720       11,969,949  86.5
                   ==========    ====    ==========    ==========  ====

(1) Includes 587,720 shares of Common Stock that may be acquired pursuant to employee stock options which may be exercised immediately. Also includes 45,788 shares of Common Stock, the maximum number of shares which Mr. Price has the right to acquire during the 60 days following August 14, 1998, under an employment agreement with Future. Under this agreement, Mr. Price may elect to receive all or a portion of his salary in shares of Common Stock at a price per share of $0.42 per share until December 31, 1998. From January 1, 1998 and until the employment agreement terminates, the purchase price per share is the average midpoint between the bid and asked price of the Common Stock on the OTC Bulletin Board for the last five days of the calendar year prior to the year the compensation is earned. The 45,788 shares included in the foregoing table represents the maximum number of shares which Mr. Price could acquire during the 60 day period following August 14, 1998, if he converted all of his salary into shares of Common Stock.

(2) In accordance with regulations of the Securities and Exchange Commission ("SEC") under Section 13(d) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities owned by such stockholder.

     The parties to the Shareholders' Agreement have agreed to cause the Board of Directors of Future to be composed of seven persons. Each party has further agreed to vote their shares of Common Stock in connection with the election of directors of the Company for two nominees of Bargo LP, two nominees of the EnCap Entities and three nominees of the Price Group. In addition, the parties to the Shareholders' Agreement have agreed that one of the nominees of Bargo LP will be the Chairman of the Board of Directors of the Company.

     The parties to the Shareholders' Agreement have also granted each other the right of first refusal with respect to proposed transfers of their Common Stock. The right of first refusal provides that any party to the Shareholders' Agreement proposing to sell shares of Common Stock pursuant to a bona fide offer must first offer the shares to the other stockholders at the price at which such Common Stock is proposed to be sold. The right of first refusal does not apply to the following transactions ("Exempt Transfers"): sales of Common Stock in compliance with Rule 144, pursuant to a registration statement filed with the SEC or transfers by a stockholder to its equity owners (provided the equity owner agrees to be bound by the Shareholders' Agreement).

     The parties to the Shareholders' Agreement have also granted each other tag along rights with respect to the proposed sale of their Common Stock. The tag along rights provide that any party to the Shareholders' Agreement proposing to sell shares of Common Stock pursuant to a bona fide offer must, if requested by the other stockholders, cause the purchase, for the same purchase price and on the same terms, of a proportionate number of shares of Common Stock owned by such other stockholders. The tag along rights do not apply to Exempt Transfers.

     The provisions of the Shareholders' Agreement relating to voting and transfer of Common Stock may be deemed to cause the formation of a group composed of the parties to the Shareholders'
Agreement.

By-Law Amendments

     Pursuant to the terms of an Agreement, dated August 14, 1998,
B. Carl Price, the EnCap Entities and Bargo LP have agreed to amend ("By-Law Amendments") the By-Laws of the Company to provide that, for so long as Bargo LP is entitled to nominate one or more persons to the Board of Directors of the Company as provided in the Shareholders' Agreement, without the approval of one of the directors nominated by Bargo LP, the Company cannot take certain actions, including, without limitation, (i) incur or be liable for indebtedness other than indebtedness under the Company's credit facility with a commercial bank, obligations under operating leases entered into in the ordinary course of the Company's business, and purchase money indebtedness in an aggregate principal amount not to exceed $200,000 at any time; (ii) merge or consolidate with or into any other business entity; (iii) sell, transfer, lease, exchange, alienate or dispose of certain assets;
(iv) make any expenditure or commitment or incur any obligation or enter into or engage in any transaction except in the ordinary course of business (which ordinary course of business includes the acquisition, directly or indirectly, of oil and gas properties); or (v) engage in any material transaction with any of its affiliates on terms which are less favorable to it than those which would have been obtainable at the time in arms-length dealing with persons other than such affiliates.

     Pledge Agreement

     In connection with the Merger, Future entered into a $20 million credit agreement with a commercial bank. Borrowings under the credit agreement may not exceed a borrowing base initially set at $10.5 million. Pursuant to pledge agreements, each of which is dated August 14, 1998 ("Pledge Agreements"), Bargo LP, the EnCap Entities and the Price Group have pledged their shares of Common Stock to secure Future's borrowings under the credit agreement.
If an event of default occurs under the credit agreement, the bank will have the right to vote all of the shares of Future subject to the Pledge Agreements, and following foreclosure on the Common Stock, will have the right to sell the Common Stock as provided in the Pledge Agreements and applicable law.

     Employment Agreement

     The Reporting Person entered into an Amended and Restated Executive Employment Agreement (the "Agreement") on August 14, 1998. The Agreement is for a three-year term and is automatically extended for an additional year upon each anniversary of the effective date unless terminated. In consideration for services to be rendered, the Reporting Person is to be paid an annual salary of $125,000, subject to adjustments and bonuses, was granted a 10-year option to purchase 350,000 shares of the Issuer's Common Stock at an exercise price of $0.40625 and was given the option to use a portion of his annual compensation to purchase shares of the Issuer's Common Stock. The price per share for stock in lieu of cash payment is $0.42 per share for compensation relating to the period ending December 31, 1998. Thereafter, the price per share for stock in lieu of cash payment is the average midpoint price between the bid and ask for the last five (5) days of the calendar year prior to the year to which the foregone compensation relates. All shares purchased pursuant to this grant are to be delivered by January 31 following the year of service for which the foregone compensation was payable.

     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The Reporting Person is a citizen of the United States of America.

Item 3.     Source and Amount of Funds or other Consideration.

     Not applicable.

Item 4.     Purpose of Transaction.

     The Reporting Person acquired his ownership interest in Future for the purpose of holding a substantial ownership position in Future in order to be able to influence the business and management of Future. The Reporting Person, through his nominees on the Board of Directors, intends to actively participate in the business and management of Future. The Reporting Person plans to seek to aggressively grow the reserves and cash flow of Future by acquiring additional oil and gas properties and developing such properties. The parties to the Shareholders' Agreement, voting together as provided in such agreement, have the ability to control Future with respect to the election of directors.

     The Reporting Person intends to monitor and evaluate his investment in Future in light of pertinent factors, including oil and gas prices, market conditions, Future's performance and prospects, the trading prices of the Common Stock, conditions in the oil and gas industry and general economic conditions. The Reporting Person may make additional purchases of Common Stock in the future through market transactions or otherwise, maintain his current investment or dispose of some or all of the Common Stock.

     Although the Reporting Person expects that Future will enter into transactions to purchase additional oil and gas properties, except as set forth above, the Reporting Person does not have any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     The following describes the number of shares of Common Stock and Warrants and the percent of outstanding Common Stock owned by the Reporting Person and the parties to the Shareholders' Agreement. All percentages are based on 6,157,015 shares of Common Stock issued and outstanding on August 14, 1998, as represented by Future in the Merger Agreement, plus the 4,694,859 and 2,844,859 shares of Common Stock issued to Bargo LP and the EnCap Entities on August 14, 1998. Amounts beneficially owned by parties to the Shareholders' Agreement are based on representations and warranties made by such persons in the Shareholders' Agreement.


                    Shares Outstanding                  Total
                    ------------------   Derivative     ----------------
Name                Number        %      Securities     Number      %(1)
------------------------------------------------------------------------
Bargo LP            4,694,859    34.3    250,000        4,944,859   35.5
Bargo Operating (2) 4,694,859(3) 34.3(3) 250,000(3)     4,944,859(3)35.5
Tim J. Goff         4,694,859(3) 34.3(3) 250,000(3)     4,944,859(3)35.5
EnCap PLC           2,269,886    16.6         --        2,269,886   16.6
EnCap LP            2,424,973    17.7         --        2,424,973   17.7
Mr. Price           1,089,149     8.0    633,508(4)     1,722,657   12.0
Mr. Reynolds          753,362     5.5         --          753,362    5.5

(1) In accordance with SEC regulations under Section 13(d) of the Exchange Act, the percent shown in this column for each stockholder represents the number of shares of Common Stock owned by the stockholder plus the derivative securities owned by such stockholder divided by the number of shares outstanding plus the number of derivative securities owned by such stockholder.

(2)     Bargo Operating Company, Inc. ("Bargo Operating") is a
        Texas corporation, Bargo Operating is the sole general partner of Bargo.

(3) Represents shares of Common Stock and Warrants owned by Bargo LP.

(4) Includes 587,720 shares of Common Stock that may be acquired pursuant to employee stock options which may be exercised immediately. Also includes 45,788 shares of Common Stock, the maximum number of shares which Mr. Price has the right to acquire during the 60 days following August 14, 1998 under the Agreement. Under this Agreement, Mr. Price may elect to receive all or a portion of his salary in shares of Common Stock at a price per share of $0.42 per share until December 31, 1998. From January 1, 1998 and until the Agreement terminates, the purchase price per share is the average midpoint between the bid and asked price of the Common Stock on the OTC Bulletin Board for the last five days of the calendar year prior to the years the compensation is earned. The 45,788 shares included in the foregoing table represents the maximum number of shares which Mr. Price could acquire during the 60 day period following August 14, 1998 if he converted all of his salary with shares of Common Stock.

     All shares of Common Stock owned by the Reporting Person are subject to the voting and transfer provisions of the Shareholders' Agreement.

Item 6.     Contracts, Arrangements, Understandings or
Relationships with Respect to the Securities of the Issuer.

     Except as set forth in Items 3, 4, 5 and 6 or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the individuals or entities described in Item 2 or between such persons and any other person with respect to the shares of Common Stock deemed to be beneficially owned by the Reporting Person.

Item 7.     Material to be Filed as Exhibits.

Exhibit Number                          Description

Exhibit 4.1     -           Shareholders' Agreement, dated August
                            14, 1998, by and among Future Petroleum
                            Corporation, Bargo Energy Resources,
                            Ltd., Energy Capital Investment Company
                            PLC, EnCap Equity 1994 Limited
                            Partnership, B. Carl Price, and Don Wm.
                            Reynolds.  (Incorporated herein by
                            reference to Exhibit 10.5 to Future
                            Petroleum Corporation's Quarterly
                            Report on Form 10-QSB for the period
                            ended June 30, 1998.  File No. 000-
                            08609)

Exhibit 4.2     -           Pledge Agreement, dated August 14,
                            1998, between B. Carl Price and Bank of
                            America National Trust and Savings
                            Association.  (Incorporated herein by
                            reference to Exhibit 10.16 to Future
                            Petroleum Corporation's Quarterly
                            Report on Form 10-QSB for the period
                            ended June 30, 1998.  File No. 000-
                            08609)

Exhibit 4.3     -           Agreement, dated August 14, 1998, by
                            and among Carl Price, Energy Capital
                            Investment Company PLC, EnCap Equity
                            1994 Limited Partnership, and Bargo
                            Energy Resources, Ltd.  (Incorporated
                            herein by reference to Exhibit 4.3 to
                            Future Petroleum Corporation's
                            Quarterly Report on Form 10-QSB for the
                            period ended June 30, 1998.  File No.
                            000-08609)

Exhibit 10.1     -          Amended and Restated Employment
                            Agreement of B. Carl Price, dated
                            August 14, 1998.  (Incorporated herein
                            by reference to Exhibit 10.6 to Future
                            Petroleum Corporation's Quarterly
                            Report on Form 10-QSB for the period
                            ended June 30, 1998.  File
                            No. 000-08609)

Exhibit 10.2     -          Registration Rights Agreement among the
                            Company, B. Carl Price and certain
                            other shareholders, dated August 14,
                            1998.  (Incorporated herein by
                            reference to Exhibit 10.3 to Future
                            Petroleum Corporation' Corporation
                            Quarterly Report on Form 10-QSB for the
                            period ended June 30, 1998.  File
                            No. 000-08609)

                        SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  September 15, 1998



/s/ B. Carl Price
B. Carl Price